Exhibit 4.12

FORM OF EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of Column A by and between Column B (the “Company”) and Column C (the “Executive”) (collectively the “Parties”; individually a “Party”).

WHEREAS, the Company desires to employ the Executive, and the Executive desires to be employed by the Company, as Column D;

ACCORDINGLY, the Parties agree as follows:

1.                                       Term of Employment

This Agreement shall become effective on Column E.  The term of employment shall be Column F years, unless this Agreement is terminated prior to the expiration of such Column F period (the “Term”).

2.                                       Position and Duties

The Executive shall render services to the Company in the position of Column D and perform all services appropriate to that position as well as other services as may reasonably be assigned by the Company.  The Executive’s domestic principal place of employment in the PRC shall be at Beijing or any other place as agreed by the Parties from time to time.  The Executive shall devote most of his working time, attention and skill to the discharge of his duties of his office and shall faithfully and diligently perform such duties and exercise such powers as may from time to time be assigned to or vested in him, and shall observe and comply with all resolutions and directions from time to time made or given by the Board of Directors of the Company (the “Board”).  The Executive shall at all times keep the Board promptly and fully informed of his conduct relating to material matters, decisions and transactions affecting or involving the Company or any of its subsidiaries or controlled affiliates (collectively, the “Group” and each a “Group Company”) and provide such explanations as Column G may reasonably require.  Insofar as the internal rules and regulations of the Group or the Group Companies are applicable to the Executive, the Executive undertakes to abide by such rules and regulations.

3.                                       Remuneration and Benefits

Subject to the Company’s policies and practices, during the Term, the Executive shall be entitled to the following remuneration and benefits (on a cumulative basis):

(1)                                  Base Salary.  The Company shall pay the Executive a base salary of                  per year (the “Annual Base Salary” or “Base Salary”) or                  per month (the “Monthly Salary”), less all applicable withholdings and deductions, for his employment with the Company, subject to (a) a reasonable annual adjustment (determined by the Board) to reflect increases in the cost of living due to inflation; and (b) an additional adjustment as agreed by the Company and the Executive, if the workload of the Executive substantially increases due to the business expansion of the Group.  The Base Salary of the Executive will also be correspondingly adjusted if the salary of all the other employees of the Group Companies is adjusted in accordance with the then effective payroll policies of the Group Companies.  The Base Salary shall be paid by the Company in accordance with the Company’s regularly established payroll practices applicable to all Company employees.

(2)                                  Benefits.  The Executive shall be eligible to participate in the benefits generally made available by the Company to its executives in accordance with the benefit plans established by the Company, as the same may be amended from time to time in the Company’s sole discretion.

(3)                                  Bonus.  The Company shall pay the Executive an annual bonus, less all applicable withholdings and deductions (“Annual Bonus”) in accordance with the executive annual bonus plans of the Company.  Such Annual Bonus shall be determined by the Company in its sole discretion and approved by the Board, and shall be based on the Executive’s performance and the Company’s financial performance in the relevant financial year.

(4)                                  Equity Incentives.  The Executive may be granted share options or other equity incentives as determined by the Company and approved by the Board.

For the avoidance of doubt, the Executive shall be responsible for, and shall not be entitled to any claims against the Company for, any taxes arising from any grants or awards of any share options or other equity incentives (including the exercise of any share options).

(5)                                  Holidays.  The Executive shall be eligible for the holiday benefits generally made available by the Company to its executives in accordance with the holiday policies of the Company, as the same may be amended from time to time in the Company’s sole discretion.

(6)                                  Insurance.  The Company shall pay for life insurance and medical insurance policies with an internationally recognized insurance provider (or such other insurance provider as agreed between the Parties) for the benefit of the Executive, provided that (a) the annual premium of all such insurance policies in any one year shall be no more than RMB10,000 in the aggregate; (b) the beneficiaries under the life insurance policy shall be designated by the Executive; (c) the other terms of the insurance policies (including, but not limited to, the type of policy and coverage) shall be reasonably satisfactory to the Executive and (d) the Executive satisfies the eligibility requirements of such policies.

(7)                                  Education.  The Company hereby agrees to pay or reimburse (as applicable) the Executive for the full amount of tuition, other education charges, reasonable living allowances and other reasonable costs and expenses for the Executive’s enrolment into any full time or part time business studying programs with relevant universities in an area relevant to the Executive’s scope of work under this Agreement; provided (i) the Executive’s participation in any such study program shall have been previously approved in writing by Column H and (ii) the Executive shall provide reasonable supporting documentation with respect to such costs and expenses, if requested.

(8)                                  Expenses.  The Company shall reimburse the Executive for reasonable and necessary business expenses incurred by the Executive in connection with the performance of the Executive’s duties and obligations as set forth herein during the Term; provided the Executive shall provide reasonable supporting documentation with respect to such expenses, if requested.

(9)                                  Indemnification.  Subject to the advice of an appropriate human resource adviser engaged by the Company to ascertain the scope of such indemnity, the Company shall fully indemnify the Executive for any losses incurred in his capacity as a director and/or officer of any of the Group Companies, if the Company’s director and officer liability insurance is inadequate to cover such losses; provided the Company shall not be responsible for any losses caused by or attributable to the Employee’s gross negligence or wilful default.

Unless otherwise agreed by the Parties and to the extent permitted by PRC law, all of the foregoing remuneration and benefits denominated in RMB shall be paid to such account and in RMB or any other currency as designated by the Executive.  Unless otherwise agreed by the Parties in writing, any conversion from United States Dollars to Renminbi and vice versa shall be effected at the exchange rate published by the People’s Bank of China for the relevant period or date (as the case may be).

4.                                       Amendment, Termination and Discharge of this Agreement

(1)                                  Amendment to and Termination of the Agreement.  This Agreement may not be modified, amended, renewed or terminated except by an instrument in writing, signed by the Executive and the Company.

(2)                                  Discharge of the Agreement

(a)                                  By Death.  This Agreement shall be discharged automatically upon the Executive’s death.  In such event, the Company shall pay to the Executive’s beneficiaries or estate (as the case may be) an amount equal to eighteen (18) months of the Executive’s Monthly Salary, plus the full amount of any compensation then due and payable under Section 3 hereof to which the Executive is entitled as of the date of termination.

(b)                                 By Disability.  If (i) the Executive becomes eligible for the Company’s long-term disability benefits or (ii) the Executive is unable to carry out the responsibilities and functions of the position held by the Executive by reason of any physical or mental impairment which does not amount to an industrial injury, as such terms is defined under applicable PRC laws, for a period of more than ninety (90) consecutive days or more than one hundred twenty (120) days in any consecutive twelve-month period, then, to the extent permitted by law, the Company may terminate the Executive’s employment.  In the event that the Company terminates the Executive’s employment on grounds of disability, the Company shall pay to the Executive an amount equal to eighteen (18) months of the Monthly Salary, plus the full amount of any compensation then due and payable under Section 3 hereof to which the Executive is entitled as of the date of termination and thereafter (subject to Section 7(6)) all obligations of the Company under this Agreement shall cease.  In case of industrial injury, the Company shall not terminate this Agreement (even though the Executive may not be able to properly carry out his duties) unless the Executive agrees to terminate this Agreement and the Company has paid to the Executive an amount equal to eighteen (18) months of the Monthly Salary and the full amount of any compensation then due and payable under Section 3 hereof, on the date immediately following such termination.  Nothing in this section shall affect the Executive’s rights under any disability plan implemented by the Company in which the Executive is a participant, if any.

(3)                                  Early Termination by the Company.  The Company may dismiss the Executive for cause at any time as provided by the PRC Labor Law (“Cause”), or by serving the Executive three (3) months’ prior written notice.  During such notice period, the Executive shall continue to diligently perform all of the Executive’s duties hereunder.  In the event of dismissal without Cause, the Executive will be eligible to receive an amount equal to the Monthly Salary multiplied by (M + 5), where M shall mean the number of years Executive has been employed by the Company pursuant to this Agreement, payable in full immediately following the receipt by the Executive of such written notice.

(4)                                  Early Termination by the Executive

(a)                                  Termination by Executive for Good Reason.  If the Executive selects to terminate his employment for Good Reason (as hereinafter defined), the Executive will be eligible to receive an amount equal to the Monthly Salary multiplied by (M + 5), where M shall mean the number of years the Executive has been employed by the Company pursuant to this Agreement, payable in full immediately following the Company’s receipt of such termination notice.  No Annual Bonus shall be payable upon such termination.  Thereafter (subject to Section 7(6)) all obligations of the Company under this Agreement shall cease.

For the purpose of this Agreement, “Good Reason” shall mean any of the following events if (i) the event is effected by the Company without the consent of the Executive and (ii) such event is not rectified within twenty (20) days by the Company to the Executive’s reasonable satisfaction:

(i)                                     a significant change in the Executive’s position with the Company or a change to his duties or responsibilities which materially reduces the Executive’s level of responsibility; or

(ii)                                  the Company fails to perform this Agreement or violates the relevant labour laws, regulations or infringes upon any of the Executive’s rights or interests.

(b)                                 Termination other than for Good Reason.  The Executive may terminate employment with the Company at any time for any reason other than Good Reason or for no reason at all, upon three (3) months’ advance written notice.  Upon a termination other than for Good Reason, the Executive shall be entitled to a contribution bonus (“Contribution Bonus”).  The distribution of such Contribution Bonus and its amount shall be determined by the Company and approved by the Board; provided that the Contribution Bonus shall not exceed an amount equal to the Monthly Salary multiplied by (M + 5), where M is the number of years the Executive has been employed by the Company pursuant to the Agreement.  No Annual Bonus shall be payable upon such termination.  During such notice period the Executive shall continue to diligently perform all of the Executive’s duties hereunder.  The Company shall have the option, in its sole discretion, to make the Executive’s termination effective at any time prior to the end of such notice period as long as the Company pays the Executive all compensation under Section 3 hereof to which the Executive is entitled through the last day of the three (3) month notice period.

(c)                                  Termination Obligations.  The Executive agrees that on or before termination of employment, he will promptly return to the Company all documents and materials of any nature (including any materials in electronic form) pertaining to his work with the Company, including all originals and copies of all or any part of any Confidential Information along with any and all equipment and other tangible and intangible property of the Company.  The Executive agrees not to retain any documents or materials or copies thereof containing any Confidential Information.

(5)                                  If this Agreement expires in accordance with its term without earlier termination or extension, the Executive will be eligible to receive an amount equal to the Monthly Salary multiplied by eight (8).

(6)                                  Any payments made by the Company pursuant to Section 3 or Section 4 of this Agreement shall be net of all applicable withholdings and deductions.

5.                                       Confidentiality; Non-compete: Non-solicitation; No conflict

(1)                                  Confidentiality Obligation.  The Executive hereby agrees at all times during the term of his employment and after termination, to hold in the strictest confidence, and not to use, except for the benefit of the Group, or to disclose to any person, corporation or other entity without written consent of the Company, any Confidential Information.  The Executive understands that “Confidential Information” means any proprietary or confidential information of the Group, its affiliates, their clients, customers or partners, and the Group’s licensors, including, without limitation: technical data, trade secrets, research and development information, product plans, services, customer lists and customers (including, but not limited to, customers of the Group on whom the Executive called or with whom the Executive became acquainted during the term of his employment), supplier lists and suppliers, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, personnel information, marketing, finances, information about the clients, customers, suppliers, joint ventures, licensors, licensees, distributors and other persons with whom the Group does business, information regarding the skills and compensation of other employees of the Group or other business information disclosed to the Executive by or obtained by the Executive from the Group, its affiliates, or their clients, customers, suppliers or partners either directly or indirectly in writing, orally or by drawings or observation of parts or equipment.  Notwithstanding the foregoing, Confidential Information shall not include information that is common knowledge or that the Executive demonstrates was or became generally available to the public other than as a result of a disclosure by the Executive.

(2)                                  Non-compete and Non-solicitation.  In consideration of the termination compensation payable to the Executive under Section 4, the Executive irrevocably and unconditionally agrees with and undertakes to the Company that, he will not (i) during his term of employment with the Company take up any executive position in any company other than the Group Companies and will commit most of his efforts towards the development of the business and operations of the Group and (ii) for a period of twenty-four (24) months (or less than twenty-four (24) months if agreed by the Board) after he ceases to be employed by any Group Company (collectively the “Non-compete Period”):

(a)                                  either on his own account or in conjunction with or on behalf of any person, firm or company carry on or be employed, engaged, concerned, provide technical expertise or be interested directly or indirectly in, any business, whether as shareholder, director, executive, partner, agent or otherwise, that is, in the opinion of the Company in competition (whether directly or indirectly) with any business carried on or proposed to be carried on by the Group from time to time;

(b)                                 either on his own account or in conjunction with or on behalf of any other person, firm or company, solicit or entice away or attempt to solicit or entice away from the Group from time to time, the customer of any person, firm, company or organisation who shall at any time have been a customer, client, agent or correspondent of the Group or in the habit of dealing with the Group; or

(c)                                  either on his own account or in conjunction with or on behalf of any other person, firm or company, solicit or entice away or attempt to solicit or entice away from the Group from time to time, any person who is an officer, manager or executive of the Group whether or not such person would commit a breach of his contract of or employment by reason of leaving such employment.

(d)                                 The Executive shall be entitled to monthly compensation in consideration of fulfilling the obligation under this Section, in an amount equal to the Monthly Salary, for the period of the Non-compete Period.

If the Executive fails to discharge his obligations under this Section 5 at any time during the Non-compete Period, in addition to any and all legal remedies that the Company is entitled to under the applicable law, the Executive shall return to the Company such proportion of the compensation payable to the Executive upon the termination of his employment pursuant to Section 4 of this Agreement corresponding to the portion of the Non-compete Period during which the Executive has failed to discharge his non-compete obligation.

(3)                                  No Conflict.  The Executive represents and warrants that the Executive’s execution of this Agreement, his employment with the Company, and the performance of his proposed duties under this Agreement shall not violate any obligations he may have to any former employer or other party, including any obligations with respect to proprietary or confidential information or intellectual property rights of such party.

(4)                                  Provisions reasonable for protection of legitimate interest.  The Parties agree that the restrictions in Sections 5(1) and 5(2) are considered to be reasonable in all circumstances.  Notwithstanding the foregoing, it is agreed between the Parties that if any one or more of such restrictions shall, either by itself or together with other restrictions, be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interest of any Group Company from time to time, but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in any particular manner then the restrictions shall apply with such deletions, restrictions or limitations, as the case may be.

6.                                       Intellectual Property

The Executive further agrees with and undertakes to the Company that:

(a)                                  he will not divulge, use (other than for the purpose and benefit of the Group) or infringe the trade marks, logos, inventions, know-how, technology, proprietary information and other intellectual property rights of the Group Companies; and

(b)                                 all trade marks, logos, inventions, know-how, technology, proprietary information and other intellectual property rights developed, acquired or filed by the Executives in the course of his work or employment shall belong solely to the Group Company.  The Executive agrees he will, upon demand by the Company, execute any documents reasonably necessary to transfer any such intellectual property rights to the Company.

7.                                       General Provisions

(1)                                  Effectiveness.  This Agreement shall come into effect when it is signed by the Parties.

(2)                                  Entire Agreement.  This Agreement, including the exhibits attached hereto (if any), constitutes the full and complete understanding of the Parties hereto and supersedes any previous agreements between the Executive and any Group Company.

(3)                                  Continuing Obligations.  The obligations in this Agreement will continue in the event that the Executive is hired, renders services to or for the benefit of or is otherwise retained at any time by any present or future Affiliates of the Company.  Any reference to the Company in this Agreement will include such Affiliates.  Upon the expiration or termination for any reason whatsoever of this Agreement, the Executive shall forthwith resign from any employment of office with the Company and all Affiliates of the Company unless the Board requests otherwise.  In this Agreement, “Affiliate” shall mean (a) in relation to any individual, the immediate family of such individual or any entity controlled by the individual, where “control” shall mean the power to direct the management and policies or appoint or remove members of the board of directors or other governing body of the entity, directly or indirectly, whether through the ownership of voting securities, contract or otherwise, and “controlled” shall be construed accordingly; (b) in relation to any legal person, a company which is for the time being a holding company of such legal person, or a subsidiary or controlled affiliate of such legal person or of such holding company.

(4)                                  Governing Law and Dispute Resolution.  The execution, validity, interpretation and performance of and resolution of disputes under this Agreement shall be governed by and construed in accordance with the officially published and publicly available laws of the PRC.  When the officially published and publicly available laws of the PRC do not apply to any particular matter, international legal principles and practices shall apply.

Any disputes or claims relating to this Agreement or the interpretation, breach, termination or validity hereof shall be resolved through friendly consultations, commencing upon written notice given by one Party to the other Party of the existence of such a claim or dispute.  If the dispute or claim cannot be resolved after thirty (30) days of such notice, either Party may request arbitration by a labor dispute arbitration committee established in accordance with the Labor Law of the PRC.  If either Party disagrees with the arbitral award of the labor dispute arbitration committee, such Party may institute legal proceedings with the authorized people’s court within 15 days after notification of the arbitral award.

(5)                                  Assignability.  The terms of this Agreement will remain in effect and shall be binding upon any successor in interest including any entity with which the Company may merge or consolidate or to which all or substantially all of its assets may be transferred.  A reference to the Company shall include its successors.  Except as set forth in the preceding sentence, this Agreement may not be assigned by a Party to any third party, without the prior consent of the other Party.

(6)                                  Survival.  The Parties’ obligations under Sections 5 and 6 hereof shall survive and continue in effect after the termination of this Agreement, whatever the reason for such termination.

(7)                                  Notices.

Notices under this Agreement shall be given in writing to the relevant Party at the address stated herein (or to such other address as it shall have notified the other Party previously in writing).

to the Company at:

c/o Beijing Pypo Technology Group Company Limited

South 3/F, Chang An Xing Rong Center

No.1 Naoshikou Street

Xicheng District

Beijing 100031

China

to the Executive at:

[Signature pages follow.]

IN WITNESS WHEREOF, the undersigned has hereunto caused this Agreement to be executed as of the day and year first above written.

“COMPANY”

Column B

By:
Title:

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SIGNATURE PAGE FOR EXECUTIVE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has hereunto caused this Agreement to be executed as of the day and year first above written.

“EXECUTIVE”

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Schedule

	Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H
1.	September 5, 2008	Pypo Digital Company Limited	Kuo Zhang	Chairman of the Board of Directors	July 9, 2009	Three years	The Board or the Chief Executive Officer	The Board
2.	September 5, 2008	Pypo Digital Company Limited	Dongping Fei	Chief Executive Officer	July 9, 2009	Three years	The Board	The Board
3.	September 5, 2008	Beijing Funtalk Century Technology Group Company Limited	Hengyang Zhou	Executive Vice President of the Company and President of Distribution Sector	July 9, 2009	Three years	The Board or the Chief Executive Officer	The Chief Executive Officer
4.	September 5, 2008	Beijing Funtalk Century Technology Group Company Limited	Francis Kwok Cheong Wan	Vice President of the Company and President of E-Commerce Sector	July 9, 2009	Three years	The Chief Executive Officer	The Chief Executive Officer
5.	July 10, 2009	Funtalk China Holdings Limited	Bernard J. Tanenbaum III	Senior Vice President	July 1, 2009	End on March 31, 2012	The Chief Executive Officer	N/A
6.	June 30, 2010	Funtalk China Holdings Limited	Clement Kwong	Senior Vice President	June 30, 2010	One year	The Chief Executive Officer	The Chief Executive Officer
7.	June 30, 2010	Funtalk China Holdings Limited	Kim Chuan (“Jackie”) Leong	Chief Financial Officer	June 30, 2010	One year	The Board	The Board